# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIORA THERAPEUTICS, INC., CIK 0001580063
CUSIP: 74319F404
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4330 LA JOLLA VILLAGE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079485

## Reporting persons
- TAGGETT MARGARET ELLEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 297,000; shared voting power 0; sole dispositive power 297,000; shared dispositive power 0; aggregate amount beneficially owned 297,000 (6.6% of the class)

## Item 1. Issuer
Name of issuer: BIORA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 4330 LA JOLLA VILLAGE DRIVE, SUITE 300, SAN DIEGO CA 92122

## Item 2. Person Filing
Name of person filing: TAGGETT MARGARET ELLEN
Address of principal business office or, if none, residence: 1240 New Haven Road, Naugatuck, Connecticut 06770
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 297,000 shares of Common Stock, par value $0.001 per share ("Common Stock")
Percent of class:
Percent of class: 6.6%

The information with respect to percentage ownership is based on a total of 4,522,702 outstanding shares of Common Stock of Biora Therapeutics, Inc., as reported in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Sole power to vote or to direct the vote: 297,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 297,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TAGGETT MARGARET ELLEN: /s/ Margaret E. Taggett, TAGGETT MARGARET ELLEN (08/04/2025)